EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 2/25/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/27/2024	Buy	22,868	9.18
12/30/2024	Buy	8,013	9.24
1/2/2025	Buy	3,915	9.28
1/3/2025	Buy	3,600	9.29
2/25/2025	Buy	102,119	9.39